EXHIBIT 99.1

TRANSCANADA CORPORATION – FIRST QUARTER 2010

Quarterly Report to Shareholders

TransCanada Reports First Quarter Comparable Earnings
of $328 Million or $0.48 Per Share,
Invested $1.3 Billion to Advance $22 Billion Capital Program

CALGARY, Alberta – April 30, 2010 – TransCanada Corporation (TSX, NYSE: TRP) (TransCanada or the Company) today announced comparable earnings for first quarter 2010 of $328 million or $0.48 per share. Net income applicable to common shares was $296 million or $0.43 per share. TransCanada’s Board of Directors also declared a quarterly dividend of $0.40 per common share for the quarter ending June 30, 2010, equivalent to $1.60 per share on an annualized basis.

“TransCanada’s pipeline, power and gas storage businesses posted solid results against the backdrop of an economy that is slowly moving toward recovery,” says Hal Kvisle, TransCanada’s president and chief executive officer.  “The company’s disciplined, low-risk approach produced comparable earnings of $328 million – within five per cent of our earnings in the first quarter of last year.  Weaker power prices and higher business development costs associated with advancing the Alaska Pipeline Project contributed to the slightly lower business unit results.  On a per share basis, lower reported earnings were primarily due to an increase in the number of shares outstanding resulting from our prudent approach to financing our unprecedented capital program.”

“TransCanada continues to make excellent progress on an outstanding suite of major projects that are part of our $22 billion capital program,” Kvisle added.  “We look forward to first oil reaching refineries in Wood River and Patoka, Illinois through our Keystone pipeline system in the coming months.  The North Central Corridor gas pipeline is now operating, our Halton Hills generating station is nearing completion and construction is set to begin this summer on our Groundbirch gas pipeline that will bring B.C. shale gas to market.”

“As we invest in the future today, our large scale, long life projects will drive long term growth in earnings and cash flow as they become operational.”

First Quarter Highlights
(All financial figures are unaudited and in Canadian dollars unless noted otherwise)
▪	Comparable earnings of $328 million or $0.48 per share
▪	Net income applicable to common shares of $296 million or $0.43 per share
▪	Common share dividend of $0.40 per share for the quarter ending June 30, 2010
▪	Comparable earnings before interest, taxes, depreciation and amortization (EBITDA) of $1,001 million
▪	Funds generated from operations of $723 million
▪	Invested $1.3 billion to advance unprecedented $22 billion capital program

Comparable earnings for first quarter 2010 were $328 million ($0.48 per share) compared to $343 million ($0.55 per share) in first quarter 2009.  The decrease in comparable earnings was primarily due to lower realized power prices in Western Power, lower earnings from Bruce A as a result of lower volumes and higher operating costs associated with planned and unplanned outages, and higher business development costs on the Alaska pipeline project. Partially offsetting these decreases were higher earnings from U.S. Power relating to higher capacity payments in New York, higher earnings from Natural Gas Storage, earnings from Portlands which was placed in service in April 2009 and lower net interest expense from increased capitalization of interest related to the Company’s large capital growth program.

Comparable earnings in first quarter 2010, on a per share basis, were reduced by the dilutive impact of an 11 per cent increase in the average number of common shares outstanding following the issuance of 58.4 million common shares in second quarter 2009.  Proceeds from this offering were used to partially fund capital growth projects, including the acquisition of additional interests in Keystone, for general corporate purposes and to repay short term debt.  TransCanada’s $22 billion capital program is expected to generate significant cash flow and earnings over the next five years as projects commence operations.

Notable recent developments in Pipelines, Energy and Corporate include:

Pipelines:

▪
In March 2010, the National Energy Board of Canada (NEB) approved the Company’s application to construct and operate the Canadian portion of the Keystone Gulf Coast Expansion. It was a significant milestone in advancing the project. The Keystone expansion will be the first pipeline to directly connect a growing and reliable supply of Canadian crude oil to the largest refining market in North America. Shippers have committed crude oil that amounts to 75 per cent of the expansion capacity for an average term of 17 years.  This long term commitment illustrates the value the project has to TransCanada and the overall market.  Facility permits for the U.S. portion of the Keystone expansion are expected by late 2010.

▪
Commissioning of the first phase of Keystone, extending from Hardisty, Alberta to Wood River and Patoka, Illinois with an initial capacity of 435,000 barrels per day (Bbl/d) continued in the first quarter of 2010 and it is expected to be placed in service in second quarter 2010.Contracted volumes of 217,500 Bbl/d will increase to 910,000 Bbl/d from 2010 through to 2013 as the Cushing and Gulf Coast phases become operational. Based on these current long-term commitments, TransCanada expects Keystone to generate EBITDA of approximately US$1.2 billion in 2013 - its first full year of commercial operation. If volumes were to increase to 1.1 million Bbl/d, the full commercial design of the system, Keystone would generate annual EBITDA of approximately US$1.5 billion. In the future, Keystone could be economically expanded from 1.1 million Bbl/d to 1.5 million Bbl/d to meet market demand.

▪
The open season for the Alaska Pipeline Project was launched April 30, 2010.  Potential shippers have 90 days to assess the merits of the open season - from May through July 2010.  The Alaska Pipeline Project will provide information to potential shippers in Alaska and Canada about the project’s anticipated engineering design, commercial terms, estimated project costs and timelines.  It is typical on a project of this size for bids from shippers to be conditional.  The Alaska Pipeline Project will work with shippers over the summer and fall to resolve any issues within the project’s control.  Other key issues such as Alaska fiscal terms and natural gas resource access at Point Thomson will need to be resolved between shippers and the State of Alaska. The results of the open season are expected to be available near the end of 2010.

▪
TransCanada and the other partners involved in the Mackenzie Gas Pipeline Project continue to pursue approval of the proposed project.  The focus is on obtaining regulatory approval and the Canadian government’s support of an acceptable fiscal framework. The NEB recently concluded the final argument hearings for the project and is expected to release its conclusions on the project’s application in September 2010.

▪
In March 2010, TransCanada received approval from the NEB to construct and operate the Groundbirch pipeline.  It will be a 77 kilometre (km) (48-mile) natural gas pipeline that will extend the Alberta System, connecting to natural gas supplies in the Montney shale gas formation in northeast B.C. Construction of the Groundbirch pipeline is expected to begin in July 2010 and should be complete by November 2010.  The approximate $200 million project has firm transportation contracts that will reach 1.1 billion cubic feet per day (Bcf/d) by 2014.

▪
TransCanada’s Horn River project which includes 72 km (45-mile) of new pipe and the 83 km (52-mile) Ekwan pipeline to be acquired from Encana Corporation will bring B.C. shale gas to market through the Alberta System.  The Ekwan pipeline acquisition is expected to close in September 2011.  In April 2010, the NEB announced that it will hold a public hearing process on an application TransCanada filed in February 2010 for approval to construct and operate the Horn River project. The public hearing process is scheduled to begin in October 2010. Subject to regulatory approvals, the approximate $310 million Horn River project with commitments for contracted gas of 503 mmcf/d is expected to be operational in second quarter 2012.

▪
TransCanada’s 160 km (99-mile) Red Earth section of the North Central Corridor (NCC) pipeline is now operating. The 140 km (87-mile) North Star section was completed in 2009, along with two compressor stations. The NCC is a 300 km (186-mile) expansion of the Alberta System that provides needed capacity to accommodate increasing natural gas supply in northwest Alberta and northeast B.C. and growing markets in Alberta. The pipeline will initially move about 800 mmcf/d of gas, with total capability of about 1.6 Bcf/d.  The project was completed ahead of schedule and under budget of approximately $800 million.

▪
Bison received its Federal Energy Regulatory Commission certificate of public convenience and necessity on April 9, 2010.  Construction is expected to begin in second quarter 2010 on the 487 km (303-mile) natural gas pipeline that has shipping commitments for approximately 407 mmcf/d of gas.  The approximate US$600 million project is expected to be in service in fourth quarter 2010.

Energy:

▪
Construction of the 683 megawatt (MW) Halton Hills Generating Station in Ontario is substantially complete.  Commissioning activities have begun and the facility is on schedule to begin operating in third quarter 2010. The commissioning team has safely used compressed air and nitrogen to blow clean the high pressure pipeline that supplies natural gas to the plant.

▪	Construction continues on the 575 MW Coolidge Generating Station. The generating station is anticipated to be in service by the summer of 2011.

▪
TransCanada continues to review the results of the open seasons on the proposed Zephyr and Chinook power transmission line projects and expects to finalize those results in second quarter 2010.  Each project would be capable of delivering primarily renewable wind-generated power originating in Wyoming (Zephyr) and Montana (Chinook) to Nevada to access California and other desert southwest U.S. markets.

Corporate:

▪
On April 15, 2010, Hal Kvisle announced his retirement as president and chief executive officer effective June 30, 2010.  Russ Girling, currently chief operating officer, will succeed Mr. Kvisle as president and chief executive officer on July 1, 2010.

▪	The Board of Directors of TransCanada declared a quarterly dividend of $0.40 per share for the quarter ending June 30, 2010, on TransCanada’s outstanding common shares.

▪
In March 2010, TransCanada completed a public offering of 14 million Series 3 cumulative redeemable first preferred shares, including the full exercise of an underwriters’ over-allotment option of two million shares. The preferred shares were issued at $25 per share, resulting in gross proceeds of $350 million. The initial dividend rate is fixed for five years at four per cent per annum payable quarterly. The net proceeds of this offering were used to partially fund capital projects, for general corporate purposes and to repay short-term debt.

▪
TransCanada is well positioned to fund its existing capital program through its growing internally-generated cash flow, its dividend reinvestment and share purchase plan, and its continued access to capital markets. TransCanada will also continue to examine opportunities for portfolio management, including a greater role for TC PipeLines, LP in financing its capital program.

Teleconference – Audio and Slide Presentation:

TransCanada will hold a teleconference and webcast to discuss its 2010 first quarter financial results.  Hal Kvisle, TransCanada president and chief executive officer and Greg Lohnes, executive vice-president and chief financial officer, along with other members of the TransCanada executive leadership team, will discuss the financial results and company developments, including its $22 billion capital program, before opening the call to questions from analysts and members of the media.

Event:
TransCanada first quarter 2010 financial results teleconference and webcast

Date:
Friday, April 30, 2010

Time:
1 p.m. mountain daylight time (MDT) /3 p.m. eastern daylight time (EDT)

How:
To participate in the teleconference, please call 866.223.7781 or 416.340.8018 (Toronto area). Please dial in 10 minutes prior to the start of the call. No pass code is required. A live webcast of the teleconference will also be available on TransCanada’s website at www.transcanada.com.

A replay of the teleconference will be available two hours after the conclusion of the call until midnight (EDT) May 7, 2010. Please call 800.408.3053 or 416.695.5800 (Toronto area) and enter pass code 3375460#. The webcast will be archived and available for replay at www.transcanada.com.

With more than 50 years’ experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas and oil pipelines, power generation and gas storage facilities. TransCanada’s network of wholly owned natural gas pipelines extends more than 60,000 kilometres (37,000 miles), tapping into virtually all major gas supply basins in North America. TransCanada is one of the continent’s largest providers of gas storage and related services with approximately 380 billion cubic feet of storage capacity. A growing independent power producer, TransCanada owns, or has interests in, over 11,700 megawatts of power generation in Canada and the United States. TransCanada is developing one of North America’s largest oil delivery systems. TransCanada’s common shares trade on the Toronto and New York stock exchanges under the symbol TRP. For more information visit: www.transcanada.com

Forward-Looking Information

This news release may contain certain information that is forward-looking and is subject to important risks and uncertainties. The words "anticipate", "expect", "believe", "may", "should", "estimate", "project", "outlook", "forecast" or other similar words are used to identify such forward looking information. Forward-looking statements in this document are intended to provide TransCanada security holders and potential investors with information regarding TransCanada and its subsidiaries, including management’s assessment of TransCanada’s and its subsidiaries’ future financial and operational plans and outlook. Forward-looking statements in this document may include, among others, statements regarding the anticipated business prospects, projects and financial performance of TransCanada and its subsidiaries, expectations or projections about the future, strategies and goals for growth and expansion, expected and future cash flows, costs, schedules, including anticipated construction and completion dates, operating and financial results and expected impact of future commitments and contingent liabilities. All forward-looking statements reflect TransCanada's beliefs and assumptions based on information available at the time the statements were made. Actual results or events may differ from those predicted in these forward looking statements. Factors that could cause actual results or events to differ materially from current expectations include, among others, the ability of TransCanada to successfully implement its strategic initiatives and whether such strategic initiatives will yield the expected benefits, the operating performance of the Company's pipeline and energy assets, the availability and price of energy commodities, capacity payments, regulatory processes and decisions, changes in environmental and other laws and regulations, competitive factors in the pipeline and energy sectors, construction and completion of capital projects, labour, equipment and material costs, access to capital markets, interest and currency exchange rates, technological developments and economic conditions in North America. By its nature, forward-looking information is subject to various risks and uncertainties, which could cause TransCanada's actual results and experience to differ materially from the anticipated results or expectations expressed. Additional information on these and other factors is available in the reports filed by TransCanada with Canadian securities regulators and with the U.S. Securities and Exchange Commission. Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed in this news release or otherwise, and not to use future-oriented information or financial outlooks for anything other than their intended purpose. TransCanada undertakes no obligation to update publicly or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

Non-GAAP Measures

TransCanada uses the measures "comparable earnings", "comparable earnings per share", "earnings before interest, taxes, depreciation and amortization" (EBITDA), "comparable EBITDA", "earnings before interest and taxes" (EBIT), "comparable EBIT" and "funds generated from operations" in this news release. These measures do not have any standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP). They are, therefore, considered to be non-GAAP measures and may not be comparable to similar measures presented by other entities. Management of TransCanada uses these non-GAAP measures to improve its ability to compare financial results among reporting periods and to enhance its understanding of operating performance, liquidity and ability to generate funds to finance operations. These non-GAAP measures are also provided to readers as additional information on TransCanada’s operating performance, liquidity and ability to generate funds to finance operations.

EBITDA is an approximate measure of the Company’s pre-tax operating cash flow. EBITDA comprises earnings before deducting interest and other financial charges, income taxes, depreciation and amortization, non-controlling interests and preferred share dividends. EBIT is a measure of the Company’s earnings from ongoing operations. EBIT comprises earnings before deducting interest and other financial charges, income taxes, non-controlling interests and preferred share dividends.

Management uses the measures of comparable earnings, comparable EBITDA and comparable EBIT to better evaluate trends in the Company’s underlying operations. Comparable earnings, comparable EBITDA and comparable EBIT comprise net income applicable to common shares, EBITDA and EBIT, respectively, adjusted for specific items that are significant, but are not reflective of the Company’s underlying operations in the period. Specific items are subjective, however, management uses its judgement and informed decision-making when identifying items to be excluded in calculating comparable earnings, comparable EBITDA and comparable EBIT, some of which may recur. Specific items may include but are not limited to certain income tax refunds and adjustments, gains or losses on sales of assets, legal and bankruptcy settlements, and certain fair value adjustments. The “Consolidated Results of Operations” table in the "Management’s Discussion and Analysis” presents a reconciliation of comparable earnings, comparable EBITDA, comparable EBIT and EBIT to net income and net income applicable to common shares. Comparable earnings per common share is calculated by dividing comparable earnings by the weighted average number of common shares outstanding for the period.

Funds generated from operations comprises net cash provided by operations before changes in operating working capital. A reconciliation of funds generated from operations to net cash provided by operations is presented in the First Quarter 2010 Financial Highlights table in this news release.

Media Inquiries:	Cecily Dobson/Terry Cunha	403.920.7859 1.800.608.7859
Analyst Inquiries:	David Moneta/Myler Dougan/Terry Hook	403.920.7911 1.800.361.6522

First Quarter 2010 Financial Highlights

Operating Results

(unaudited)	Three months ended March 31
(millions of dollars)	2010	2009

Revenues	1,955	2,179

Comparable EBITDA(1)	1,001	1,131

Comparable EBIT(1)	658	785

EBIT(1)	609	772

Net Income	303	334

Net Income Applicable to Common Shares	296	334

Comparable Earnings(1)	328	343

Cash Flows
Funds generated from operations(1)	723	766
Decrease in operating working capital	109	82
Net cash provided by operations	832	848

Capital Expenditures	1,276	1,123
Acquisitions, Net of Cash Acquired	-	134

Common Share Statistics
	Three months ended March 31
(unaudited)	2010	2009

Net Income Per Share - Basic	$0.43	$0.54

Comparable Earnings Per Share(1)	$0.48	$0.55

Dividends Declared Per Share	$0.40	$0.38

Basic Common Shares Outstanding (millions)
Average for the period	686	618
End of period	687	619

(1)
Refer to the Non-GAAP Measures section in this news release for further discussion of comparable EBITDA, comparable EBIT, EBIT, comparable earnings, funds generated from operations and comparable earnings per share.